
March 5, 2025

Vipin Garg
Chief Executive Officer
Altimmune, Inc.
910 Clopper Road, Suite 201S
Gaithersburg, MD 20878

Re: Altimmune, Inc.
Registration Statement on Form S-3
Filed February 27, 2025
File No. 333-285355

Dear Vipin Garg:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joseph C. Theis, Esq.